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                                             Filed by HMT Technology Corporation
                                             Pursuant to Rule 425 under the
                                             Securities Act of 1933 and Deemed
                                             filed Pursuant to Rule 14a-12 under
                                             the Securities and Exchange Act of
                                             1934. Subject Company:
                                             HMT Technology Corporation
                                             Commission File No. 000-27586


In an ongoing effort to keep you informed of the status of the merger between Komag and HMT and answer questions pertaining to the merger, the following Q & A is attached.


Q.) What will happen to my current benefit package? Will I have the same benefits or will they change?

A.) Komag's benefit package is similar to HMT's. We are in the process of reviewing both plans. The intent will be for the new company to provide a benefit package which is consistent with plans provided in the past.
=============================

Q.) Why do mergers take so long to complete? It feels like this has gone on forever.

A.) When two public companies who have been competitors merge, there are a number of steps which must be taken. There are many entities involved and mergers are subject to review by regulatory agencies such as the SEC and Justice Departments, as well as the shareholders of each company. We are still on track and expect the merger to be completed sometime during the current quarter.
=============================

Q.) Although there is support for the merger between HMT and Komag, I am concerned about how this will affect my job. Will there be any duplication of jobs? Will there be layoffs?

A.) As in any consolidation, there is the possibility of duplication of jobs, as well as elimination of some functions. Once the merger is completed, the management team of the combined company will evaluate the organization and will size the new company based on business requirements. This evaluation may result in a reduction of some jobs.
=============================

Q.)  When will I know if my job will be affected by the merger?

A.) Sizing the company based on a new business model may take some time. We will attempt to advise employees as soon as the decisions are made.
=============================

Q.) Yes, but what if I am affected by a reduction in force?

A.) HMT is prepared to offer a separation package which will assist affected employees in the transition to a new career. In the event you are impacted by a reduction in force, you would receive sixty (60) days pay, plus one week of severance for every year of service with HMT (partial years will be prorated) and HMT will continue medical and dental coverage's through Cobra contributions for sixty days from the date of your separation.
=============================

Q.)  What should I do while these decisions are being made?

A.) As an HMT employee, you should continue to perform your job as you have in the past. We understand that employees are concerned about the uncertainty regarding the potential for the merger to affect their job. As we have said previously, we will do our best to make sure that all employees are treated fairly and let you know as soon as final decisions are made.
=============================
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Q.) Is HMT going to adopt Komag's policies and procedures or are they going to adopt ours?

A.) Committees with representatives from both companies are reviewing practices from both companies' to determine what is appropriate for the new company going forward.
=============================

Q.)  When will we meet T.H. Tan and the management team from Komag?

A.) Plans are underway to schedule a meeting in the near future. The management team for the new company is working on scheduling meetings with both HMT and Komag employees. You will have an opportunity to meet with the new management teams, as well as T.H. Tan.
=============================

I believe this will answer some of the many questions that you have and we will continue to keep you updated as more information becomes available.
=============================

This communication contains forward-looking statements that involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks relating to the consummation of the contemplated merger, including the risk that required regulatory clearances or stockholder approval might not be obtained in a timely manner or at all. In addition, statements in this press release relating to the expected benefits of the contemplated merger are subject to risks relating to the timing and successful completion of technology and product development efforts, integration of the technologies and businesses of Komag and HMT, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners and other factors described in the most recent Form 10-Q, most recent Form 10-K and other periodic reports filed by Komag and HMT, with the Securities and Exchange Commission.

                   Additional Information and Where to find It

Komag has filed a Registration Statement on SEC Form S-4 in connection with the merger, and Komag and HMT expect to mail a Joint Proxy Statement/Prospectus to stockholders of Komag and HMT containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Komag, HMT, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from HMT by directing a request through the Investors Relations portion of website at http://www.hmtt.com or by mail to HMT Technology Corporation, 1055 Page Avenue Fremont, California 94538, attention: Investor Relations, telephone: (510) 490-3100.

In   addition   to   the   Registration    Statement   and   the   Joint   Proxy
Statement/Prospectus, Komag and HMT file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Komag or HMT at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for
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further  information on the public  reference  rooms.  Komag's and HMT's filings
with  the  Commission   are  also  available  to  the  public  from   commercial
document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

HMT will be, and certain other persons named below may be, soliciting proxiesfrom HMT stockholders in favor of the adoption of the merger agreement. Thedirectors and executive officers of HMT and the directors and executive officersof Komag may be deemed to be participants in HMT's solicitation of proxies.

The directors and executive officers of HMT have interests in the merger, someof which may differ from, or may be in addition to, those of HMT's stockholdersgenerally. Those interests are described in more detail in the Joint ProxyStatement/Prospectus.